Exhibit 99.1

FF304 Page 1 of 5 v 1.2.5 Next Day Disclosure Return (Equity issuer - changes in issued share capital and/or share buybacks) Instrument: Equity issuer Status: New Submission Name of Issuer: Li Auto Inc. Date Submitted: 14 August 2023 Section I must be completed by a listed issuer where there has been a change in its issued share capital which is discloseable pursuant to rule 13.25A of the Main Board Rules (the “Main Board Listing Rules”) / rule 17.27A of the GEM Rules (the “GEM Listing Rules”) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Exchange”) Section I 1. Class of shares WVR ordinary shares Type of shares A Listed on SEHK (Note 11) Yes Stock code (if listed) 02015 Description Issues of shares (Notes 6 and 7) No. of shares Issued shares as a % of existing number of issued shares before relevant share issue (Notes 4, 6 and 7) Issue price per share (Notes 1 and 7) Closing market price per share of the immediately preceding business day (Note 5) % discount(-)/ premium of issue price to market price (Note 7) Opening balance as at (Note 2) 31 July 2023 1,728,863,358 1). Other (please specify) Shares underlying ADSs issued pursuant to the US ATM Offering Date of changes 10 August 2023 1,464,606 0.07% % 2). Other (please specify) Shares underlying ADSs issued pursuant to the US ATM Offering Date of changes 11 August 2023 1,575,788 0.08% % 3). Other (please specify) Issue of Class A ordinary shares to the Depository for bulk issuance of ADSs reserved for further issuances upon the exercise or vesting of awards granted under 2019 Plan and 2020 Plan 29,300,000 1.41 % USD 0.0001 HKD 165.4 -99.9995%

FF304 Page 2 of 5 v 1.2.5 Date of changes 14 August 2023 Closing balance as at (Note 8) 14 August 2023 1,761,203,752 Remarks: US ATM Offering refers to the offer of the American Depositary Shares (“ADS(s)”) on the Nasdaq, alternative trading systems or other markets for the ADSs, pursuant to a shelf registration statement on Form F-3 that was filed with the Securities and Exchange Commission of the United States (“SEC”) on August 2, 2021, including a prospectus supplement filed with the SEC on June 28, 2022, pursuant thereto, including the documents incorporated by reference therein, and which does not constitute a public offering in Hong Kong. During the period from 1 August 2023 to 14 August 2023 ("Relevant Period"), a total of 1,520,197 ADSs, representing 3,040,394 Class A Ordinary Shares, were issued pursuant to the US ATM Offering. The highest price achieved in US ATM Offering during the Relevant Period is USD44.42 per ADS. The lowest price achieved in US ATM Offering during the Relevant Period is month is US40.00 per ADS. The total gross proceeds received from the US ATM Offering during the Relevant Period is USD63,425,133.74. For illustrative purpose only, conversion of USD to HKD are based on the exchange rate of USD1.00 = HKD7.85

FF304 Page 3 of 5 v 1.2.5 We hereby confirm to the best knowledge, information and belief that, in relation to each issue of securities as set out in Section I, it has been duly authorised by the board of directors of the listed issuer and, insofar as applicable: (Note 9) (i) all money due to the listed issuer in respect of the issue of securities has been received by it; (ii) all pre-conditions for the listing imposed by the Main Board Listing Rules / GEM Listing Rules under "Qualifications of listing" have been fulfilled; (iii) all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled; (iv) all the securities of each class are in all respects identical (Note 10); (v) all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with other legal requirements; (vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue; (vii) completion has taken place of the purchase by the issuer of all property shown in the listing document to have purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and (viii) the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies. Notes to Section I: 1. Where shares have been issued at more than one issue price per share, a weighted average issue price per share should be given. 2. Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to Main Board Rule 13.25A / GEM Rule 17.27A or Monthly Return pursuant to Main Board Rule 13.25B / GEM Rule 17.27B, whichever is the later. 3. Please set out all changes in issued share capital requiring disclosure pursuant to Main Board Rule 13.25A / GEM Rule 17.27A together with the relevant dates of issue. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories. 4. The percentage change in the number of issued shares of listed issuer is to be calculated by reference to the listed issuer's total number of shares in issue (excluding for such purpose any shares repurchased or redeemed but not yet cancelled) as it was immediately before the earliest relevant event which has not been disclosed in a Monthly Return or Next Day Disclosure Return. 5. Where trading in the shares of the listed issuer has been suspended, “closing market price per share of the immediately preceding business day” should be construed as “closing market price per share of the business day on which the shares were last traded”. 6. In the context of a repurchase of shares: ■ “issues of shares” should be construed as “repurchases of shares”; and

FF304 Page 4 of 5 v 1.2.5 ■ “issued shares as a % of existing number of shares before relevant share issue” should be construed as “repurchased shares as a % of existing number of shares before relevant share repurchase”. 7. In the context of a redemption of shares: ■ “issues of shares” should be construed as “redemptions of shares”; ■ “issued shares as a % of existing number of shares before relevant share issue” should be construed as “redeemed shares as a % of existing number of shares before relevant share redemption”; and ■ “issue price per share” should be construed as “redemption price per share”. 8. The closing balance date is the date of the last relevant event being disclosed. 9. Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases. 10. “Identical” means in this context: ■ the securities are of the same nominal value with the same amount called up or paid up; ■ they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and ■ they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects. 11. SEHK refers to Stock Exchange of Hong Kong.

FF304 Page 5 of 5 v 1.2.5 Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under Main Board Rule 10.06(4)(a) / GEM Rule 13.13(1). The issuer has Purchase report or additional information for issuer whose primary listing is on the Exchange Not applicable Submitted by: Wang Yang (Name) Title: Joint Company Secretary (Director, Secretary or other Duly Authorised Officer)